Filed pursuant to Rule 433
Registration No. 333-225325
September 9, 2019
PRICING TERM SHEET

Issuer:	AEP Transmission Company, LLC
Expected Ratings*:	A2 (stable) by Moody’s Investors Service, Inc. A- (stable) by S&P Global Ratings, a division of S&P Global Inc. A (stable) by Fitch Ratings, Inc.
Designation:	Senior Notes, Series L, due 2049
Principal Amount:	$350,000,000
Maturity Date:	September 15, 2049
Coupon:	3.15%
Interest Payment Dates:	March 15 and September 15
First Interest Payment Date:	March 15, 2020
Treasury Benchmark:	2.875% due May 15, 2049
Treasury Yield:	2.088%
Reoffer Spread:	T+110 basis points
Yield to Maturity:	3.188%
Price to Public:	99.269% of the principal amount thereof
Transaction Date:	September 9, 2019
Settlement Date:	September 11, 2019 (T+2)
Redemption Terms: Make-whole call:	Prior to March 15, 2049 at a discount rate of the Treasury Rate plus 20 basis points
Par call:	On or after March 15, 2049 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	00115A AL3 / US00115AAL35
Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Goldman Sachs & Co. LLC Scotia Capital (USA) Inc.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc., toll-free at 1-800-831-9146, Credit Suisse Securities (USA) LLC, toll-free at 1-800-221-1037, Goldman Sachs & Co. LLC, toll-free at 1-866-471-2526 or Scotia Capital (USA) Inc., toll-free at 1-800-372-3930.